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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 02 2020

Washington, DC

SEC FILE NUMBER
8-51899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACA/Prudent Investors Planning Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 Route 22 Suite 201

(No. and Street)

Green Brook (City) New Jersey (State) 08807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan C. Achtel 732-926-1100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Velocci & Associates

(Name – *if individual, state last, first, middle name*)

15 Broadway (Address) Denville (City) New Jersey (State) 07834 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan C. Achtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACA/Prudent Investors Planning Corp., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DANIEL BARRETT
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 28, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACA/Prudent Investors Planning Corporation
Audited Financial Statements
And Supplemental Information
December 31, 2019

ACA/Prudent Investors Planning Corporation
Audited Financial Statements
And Supplemental Information
December 31, 2019

<u>**Table of Contents:**</u>

JVELOCCI&ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

15 BROADWAY
DENVILLE, NJ 07834

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of ACA Prudent Investors Planning Corporation
Green Brook, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ACA Prudent Investors Planning Corporation (a New Jersey Subchapter S Corporation) as of December 31, 2019 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that and the related notes and Schedule I and Schedule II (collectively referred to as the financial statements). *In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACA Prudent Investors Planning Corporation as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America*

Basis for Opinion

These financial statements are the responsibility of ACA Prudent Investors Planning Corporation's management. Our responsibility is to express an opinion on ACA Prudent Investors Planning Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ACA Prudent Investors Planning Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

PHONE: (973) 620-9607 FAX: (973) 620-9604 WWW.JVAFIRM.COM

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I Computation of Net Capital Under SEC Rule 15c3-1, Schedule II Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) has been subjected to audit procedures performed in conjunction with the audit of ACA Prudent Investors Planning Corporation's financial statements. The supplemental information is the responsibility of ACA Prudent Investors Planning Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, Schedule I Computation of Net Capital Under SEC Rule 15c3-1, Schedule II Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as ACA Prudent Investors Planning Corporation's auditor since 2018.

J Velocci & Associates

J. Velocci & Associates

Denville, New Jersey
February 24, 2020

ACA/Prudent Investors Planning Corporation
Statement of Financial Condition
As of December 31, 2019

ASSETS

Current assets:	
Cash	$ 358,076
Accounts receivable	95,348
Prepaid expense	18,222
Total Current Assets	$ 471,646
Other asset:	
Fixed assets- net	998
Total Assets	$ 472,644

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$ 31,950
Total Current Liabilities	$ 31,950
Shareholders' Equity:	
Common stock: 100 shares authorized, stated value $1 100 shares issued and outstanding	$ 100
Additional paid in capital	109,900
Retained earnings	330,694
Shareholders' equity	$ 440,694
Total Liabilities & Shareholders' Equity	$ 472,644

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Operations
For the Year Ended December 31, 2019

Revenues	$ 1,256,298
General and administrative expenses:	
Salary & payroll tax expense	$ 485,797
Rent expense	45,394
Retirement plan	43,975
General administration	61,516
Total general and administrative expenses	636,682
Net income before income tax provision	$ 619,616
Provision for income taxes	375
Net income	$ 619,241

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Cash Flows
For the Year Ended December 31, 2019

Operating activities:	
Net income	$ 619,241
Adjustments to reconcile net loss items not requiring the use of cash:	
Depreciation expense	799
Changes in other operating assets and liabilities:	
Prepaid expense	3,067
Accounts receivable	(1,463)
Accounts payable & accrued expenses	21,652
Net cash provided by operations	$ 643,296
Investing activities:	
Change in office equipment	$ 0
Net cash provided by investing activities	$ 0
Financing activities:	
Distributions paid to shareholders	$ (486,243)
Net cash (used) by financing activities	$ (486,243)
Net increase in cash during the year	$ 157,053
Cash at December 31, 2018	$ 201,023
Cash at December 31, 2019	$ 358,076
Supplemental disclosures of cash flow information:	
Interest paid during the year	$ 0
Income taxes paid during the year	$ 375

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2019

	Common Shares	Common Value	Paid in Capital	Retained Earnings	Total Equity
Balance at December 31, 2018	100	$ 100	$ 109,900	$ 197,696	$ 307,696
Distributions paid to Shareholders				(486,243)	(486,243)
Net income for the year				619,241	619,241
Balance at December 31, 2019	100	$ 100	$ 109,900	$ 330,694	$ 440,694

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Notes to the Financial Statements
For the Year Ended December 31, 2019

1. Organization

ACA/Prudent Investors Planning Corporation (the Company) is a privately held corporation formed in New Jersey in 1999 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Basis of Presentation – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Adoption of New Accounting Standards - On January 1, 2018, the Company adopted ASU 2014-19 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"). The Company's services that fall within the scope of ASC 606 include investment advisory fees. The implementation of this new accounting standard did not change the revenue recognition policy of the Company. See *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenue From Contracts with Customers- Revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Fixed Assets, Net – Fixed Assets are recorded at historical cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over their economic useful lives, generally five years.

2. Summary of Significant Accounting Policies, continued

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in the financial statements. The Company does pay a minimum Corporate Income Tax to the State of New Jersey. At December 31, 2019, there were no significant income tax uncertainties that would require financial statement recognition. In addition, no interest or penalties were recorded.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2019 because of their short-term nature.

4. Fixed Assets, Net

Fixed assets, net consisted of the following:

	Year Ending December 31, 2019
Furniture and Fixtures	$ 5,555
Equipment	23,238
	28,793
Less accumulated depreciation	(27,795)
Fixed assets, net	$ 998

5. Concentrations of Credit Risk

The Company at times during operations has cash deposits that exceed $ 250,000 in one account in individual banks. The Federal Deposit Insurance Company (FDIC) insures only the first $ 250,000 in member banks. Generally, these accounts are redeemable upon demand and therefore, bear minimal risk.

6. Commitments and Contingencies

The Company moved its office in January, 2017 and currently operates on a 'month-to-month' lease commitment for office space in Green Brook, New Jersey. The property is owned by the stockholders of ACA/Prudent Investors Planning Corp. Total rent expense under this office leases for the year ending December 31, 2019 was $ 45,394.

In February 2016, the FASB issued ASU No. 2016-02 which supersedes ASC 840 *Accounting for Leases* effective for reporting periods beginning after December 31, 2018. The new guidance requires the recognition of lease assets and lease liabilities for operating leases with lease terms of more than twelve months. Since the company leases its office on a month to month basis, the company has made an accounting policy election, and is permitted to do so, not to recognize lease assets and liabilities. The company has made this election since the lease term is less than twelve months, the company has not made any improvements to the office, is not the sole user of the building, there is no guaranteeing the debt and would not be economically disruptive for the company to relocate to a new facility.

7. Retirement Plans

The Company maintains a 401(k) Employee Retirement Plan for qualifying employees and contributes a limited matching contribution to the plan based upon the employee's contributions, up to 4% of the employee's qualifying salary. Employer contributions to the 401(k) Employee Retirement Plan for the calendar year 2019 were $18,336.

The Company also maintains a defined contribution Profit Sharing Plan for employees that have met certain employee requirements. The contributions to the Profit Sharing Plan are discretionary. Profit sharing contributions for the calendar 2019 were $25,639.

8. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2019 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II – Reconciliation of Computation of New Capital Pursuant to Rule 15c3-1

As a Broker-Dealer, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Shareholders' equity	$ 440,694
DEBITS:	
Non-allowable assets:	
Non-allowable portion of accounts receivable	(11,755)
Prepaid expense	(18,222)
Fixed assets- net	(998)
NET CAPITAL	$ 409,719
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$ 409,719
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$ 404,719
AGGREGATE INDEBTEDNESS:	$ 31,950
AGGREGATE INDEBTEDNESS TO NET CAPITAL	7.80%
Excess Net Capital Previously Reported	$ 404,719
Excess Net Capital Per Audited Report	$ 404,719

Note: There are no material differences between the above computation and the corresponding computation submitted previously by the Company on Form X-17A-5

ACA/Prudent Investors Planning Corporation

290 Route 22 Suite 201
Green Brook, New Jersey 08812

Schedule III
December 31, 2019

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

ACA/Prudent Investors Planning Corporation is exempt from Rule 15c3-3 reporting, pursuant to provision 15c3-3(k)(1) of SEC Rule 15c3-3 (the "exemption provisions").

ACA/Prudent Investors Planning Corporation met the identified provision as the company limits their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) and/or insurance products. The company may briefly handle customer funds and/or securities, but promptly transmit such funds and securities received in connection with its broker dealer activities. Additionally, the company does not hold funds or securities for, or owe money or securities to, customers.

ACA/Prudent Investors Planning Corporation has met the identified provision throughout the year without exception.

Thank you,

Alan C. Achtel President

J VELOCCI & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

15 BROADWAY
DENVILLE, NJ 07834

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Stockholder of ACA Prudent Investors Planning Corporation
Green Brook, New Jersey

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 15c3-3 in which (1) ACA Prudent Investors Planning Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which ACA Prudent Investors Planning Corporation claimed an exemption from 17 C.F.R §240.15c3-3: paragraph (k)(1), "Reports to be made by certain brokers and dealers "("the exemption provisions") and (2) ACA Prudent Investors Planning Corporation stated that ACA Prudent Investors Planning Corporation has met the identified exemption provisions throughout the most recent fiscal year without exception. ACA Prudent Investors Planning Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ACA Prudent Investors Planning Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph 17 C.F.R. § 240.15c3-3: paragraph (k)(1) under the Securities Exchange Act of 1934.

J Velocci & Associates

J. Velocci & Associates

Denville, New Jersey
February 24, 2020

PHONE: (973) 620-9607 FAX: (973) 620-9604 WWW.JVAFIRM.COM

VELOCCI&ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

15 BROADWAY
DENVILLE, NJ 07834

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of ACA Prudent Investors Planning Corporation
Green Brook, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by ACA Prudent Investors Planning Corporation and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of ACA Prudent Investors Planning Corporation for the year ended December 31, 2019, solely to assist you and SIPC in evaluating ACA Prudent Investors Planning Corporation's compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7) . ACA Prudent Investors Planning Corporation's management is responsible for the ACA Prudent Investors Planning Corporation's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. *Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;*

2. *Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;*

3. *Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences;*

4. *Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;*

PHONE: (973) 620-9607 FAX: (973) 620-9604 WWW.JVAFIRM.COM

5. *Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences,*

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. Velocci & Associates

Denville, New Jersey
February 24, 2020